Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: May 5, 2021

Regulatory Framework and M&A Timeline INVESTOR PRESENTATION May 2021

Certain statements included in this presentation constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this presentation include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; uncertainties as to whether KCS will cooperate with CN regarding the proposed transaction; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’s operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Forward-looking statements reflect information as of the date on which they are made. The Company assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. 2 Forward-Looking Statements

No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It This presentation relates to a proposal which CN has made for an acquisition of Kansas City Southern. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This presentation is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.cn.ca. Participants This presentation is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.cn.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable. Non-GAAP Measures This presentation includes certain forward looking non GAAP measures (Adjusted Diluted EPS). It is not practicable to reconcile, without unreasonable efforts, these forward looking measures to the most comparable GAAP measures (diluted EPS), due to unknown variables and uncertainty related to future results. Please see note on Forward Looking Statements above for further discussion. All amounts in this presentation are expressed in United States dollars, unless otherwise noted. All references to the “Company” are to CN. 3 Additional Information

Overview of the Regulatory Framework and M&A Timeline 4 1. CN is proposing a plain vanilla voting trust structure identical to CP’s, including the same trustee—Close into independent voting trust to acquire shares of KCS—We have requested the STB to review CN’s voting trust on same schedule as CP’s voting trust 2. KCS shareholders will receive their consideration upon closing into the trust—We are targeting to close into the voting trust in 2H/2021—KCS shareholders to receive $200 in cash and 1.059 CN shares for each KCS share 3. CN voluntarily committed in filings to meeting enhanced competition standard under current STB rules—Current rules have higher review standards to ensure a better outcome for customers and are pro-competitive—CP sought and was granted a waiver to avoid scrutiny under current rules, despite shipper concerns 4. The CN-KCS combined network benefits shippers and has de minimis overlap (<1%)—CN North-South routes and KCS North-South routes are hundreds of miles apart—We will provide more choices, thereby enhancing competition, with lower costs and better service—We are committed to work with the STB to address the few facilities served only by CN and KCS—We are committed to implementing arrangements to address any other demonstrated competitive concerns CN-KCS merger delivers superior value to KCS shareholders, customers, key stakeholders and the North American economy

5 Clarifying the STB Review Process Step 1: Voting Trust (2H/2021) ï,§ STB’s voting trust review has 2 tests: 1. Does the voting trust create a risk of premature control? 2. Does the voting trust create a public interest harm by damaging the financial integrity of the railroads? ï,§ Focus on potential damages to the financial integrity of the railroads using the trust, if the transaction were not approved ï,§ Not about pre-judging the merits of a transaction (addressed separately in Step 2) STB’s standard of approval for voting trust is separate from its ultimate merger review – KCS shareholders receive their consideration upon Step 1 closing into voting trust Step 2: Acquire Control (2H/2022) ï,§ STB’s ultimate review under the “current rules” require CN to demonstrate that a CN-KCS merger is in the public interest ï,§ STB balances all potential benefits of merger against potential harms ï,§ Benefits include improved customer options, enhanced competition, and environmental ï,§ Harms include demonstrated reductions in competition that are not mitigated ï,§ Demonstrated competitive concerns can be mitigated in multiple ways ï,§ Open gateways, haulage, trackage rights, divestitures, etc. Links to STB filings for additional clarification: April 29th letter to the STB April 26th motion for approval of CN’s voting trust

• Independent voting trust acquires shares of KCS • KCS shareholder approval and customary closing conditions required for closing into voting trust • CN provides consideration to KCS shareholders upon closing into voting trust • No CN shareholder approval required • Target close in 2H/2021 6 Plain Vanilla Voting Trust Structure Identical to CP proposal • Upon receiving control approval from the STB, companies would be integrated • Begin realizing synergies • Target date for acquisition of control in 2H/2022 Step 1: Voting Trust Step 2: Acquire Control KCS Voting Trust CN KCS shares placed in trust Distribution of shares to CN upon STB authorization KCS debt continues to be serviced by KCS cash flow CN draws acquisition financing and provides consideration to KCS shareholders upon closing into trust Process Overview Voting Trust Structure Targeting Step 1 closing into voting trust in 2H/2021

Implications to CN Under the Voting Trust Structure

CN

	Step 1: Voting Trust (2H/2021)	Step 2: Acquire Control (2H/2022)
Governance	▪ Structure separates KCS from CN control until STB authorization ▪ Existing KCS management and Board of Directors steward KCS while in trust ▪ David Starling, former President & CEO of KCS, to serve as independent trustee	▪ CN acquires full control of KCS ▪ Continue operating in the U.S. and Mexico under the Kansas City Southern name / brand ▪ Kansas City will be headquarters of combined CN-KCS U.S. operations ▪ Four KCS directors will join CN's board
Financial Contribution and Accounting Considerations	▪ CN to receive dividends from KCS ▪ KCS excess cash flows to remain inside KCS	▪ Results are fully consolidated ▪ CN benefits from cash accumulated in KCS ▪ Integration and realization of synergies ▪ Expected to be highly accretive to CN Adj. Diluted EPS (1)

KCS will be managed independently by KCS Board and management until STB control approval

(1) The combination is expected to be accretive to CN's Adjusted Diluted EPS, excluding incremental transaction-related amortization, in the first full year following CN's acquisition of control of KCS, and is expected to generate double-digit accretion upon the full realization of synergies thereafter. Please see the heading Non-GAAP Measures in this presentation.

7

CN is Committed to Higher Standards Under the Current Rules 8 CN will publicly demonstrate that CN-KCS benefits customers and serves the public interest STB Current Rules Provide Significant Benefits For Our Customers and Enhance Competition ïƒ¼ Implemented in 2001 by the STB ïƒ¼ Designed to ensure and demonstrate that a proposed transaction serves the public interest—Voting trust review is entirely separate from STB final approval and potential conditions imposed ïƒ¼ Will require a Service Assurance Plan that must include:—Steps to ensure adequate service and provide for improved service—Effect on shippers, connecting railroads, and ports—Service benchmarks and contingency plans to mitigate any unanticipated service disruptions ïƒ¼ No impact on ultimate STB review timeline, whether current rules or old rules

CN-KCS Clearly and Significantly Enhances Competition 9 Overwhelming support with 700+ customers, suppliers, port operators, elected officials and other key stakeholders that have written letters to the STB supporting a CN-KCS combination More choices, lower costs and better service ïƒ¼Access 22 Class I gateways, 5 ports and 10 barge terminals for KCS customers’ supply chains Preserves all existing gateways ïƒ¼Committed to preserving connectivity by providing bottleneck protections and keeping current gateways open Creates new shipping options ïƒ¼Combined CN-KCS will compete with multiple other north-south lines, Mississippi River barge traffic, and I35 and I55 truck traffic Committed to appropriate mitigations ïƒ¼Committed to implementing arrangements with customers and STB to address any demonstrated competitive concerns ïƒ¼ There are no insoluble regulatory concerns

10 CN-KCS to Create The Premier USMCA Network for the 21st Century The CN-KCS combination is an end-to-end transaction with limited overlap ïƒ¼ Less than 1% of KCS network overlaps with CN ïƒ¼ Very limited number of customers served only by CN and KCS (so called 2- to-1 customers) CN-KCS will Create a Highly Complementary Network with De Minimis Overlap

11 CN-KCS North-South Routes Will Compete with Numerous Options CN-KCS North-South routes are hundreds of miles apart and will compete with multiple other rail lines, plus trucking and barge routes We are committed to: ïƒ¼ Providing more choices, thereby enhancing competition, with lower costs and better service ïƒ¼ Addressing concerns around 2- to-1 customers and proposing appropriate remedies ïƒ¼ Keeping gateways open on commercially reasonable terms Note: Map only illustrates major North-South routes via rail, barge, or truck in mid-America, and does not highlight the numerous East-West routes

12 Illustrative M&A Timeline – Next Steps to Close Into Step 1 (1) CN shareholder approval not required (2) Canadian Competition Act and Investment Canada Act approvals are not required (3) Mexico Instituto Federal de Telecomunicaciones (IFT) and and Comisión Federal de Competencia Económica (COFECE). We expect the CN-KCS combination to raise limited or no competitive concerns in Mexico, and are committed to implementing procompetitive arrangements to address any such concerns that may arise. Key Milestones Targeted Timing Complete due diligence and 1 sign merger agreement with KCS May 2 STB approval of CN’s voting trust Late May 3 KCS shareholder vote (majority approval) (1) July 4 Mexican IFT and COFECE approvals (2) (3) 2H/2021 5 Step 1 closing into voting trust; KCS shareholders receive consideration 2H/2021

ConcludingMessages 13 CN+ KCS Plain vanilla voting trust Identical to CP’s Committed to the current rules Better for competition CN is committed to working with our customers and the STB to create the premier railway for the 21st century De minimis network overlap CN to address as required